PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in this Annual Report on Form 40-F of Fronteer Development Group Inc. of our report dated March 29, 2010 relating to the consolidated balance sheets of Fronteer Development Group Inc. as at December 31, 2009 and 2008 and the consolidated statements of operations, cash flows, shareholders’ equity and comprehensive income (loss) for each of the years in the three years ended December 31, 2009, and relating to the effectiveness of internal control over financial reporting as at December 31, 2009.

Chartered Accountants
Vancouver, B.C., Canada
March 29, 2010

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the
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